UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF SEPTEMBER 2015

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

Euljiro65(Euljiro2-ga), Jung-gu

Seoul 100-999, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Resolution on Acquisition of Treasury Shares

1. Estimated number of shares to be acquired: 2,020,000 shares (2.50% of total issued shares)

2. Estimated aggregate acquisition price: KRW 523,180,000,000

3.	a. Scheduled acquisition period: September 25, 2015 – December 24, 2015

b. Expected holding period after acquisition: Six months or more after acquisition

4. Purpose of acquisition: Share price stabilization to increase shareholder value

5. Acquisition method : Direct acquisition through the open market

6. Brokerage companies appointed for the acquisition:

•	SK Securities Co., Ltd.

7. Number of treasury shares owned by SK Telecom before acquisition

•	Directly owned shares: 8,116,551 (Common stock, 10.05% of total shares issued)

•	Indirectly owned shares pursuant to trust agreements: None

8. Date of resolution by the Board of Directors: September 24, 2015

•	Attendance of independent directors: All attended

•	Attendance of audit committee members: All attended

9. Other noteworthy matters

•	As for item 2 above, the estimated aggregate acquisition price is calculated by multiplying the closing price of SK Telecom’s common stock on the trading day immediately preceding the Board of Directors’ meeting (KRW 259,000) by the estimated number of shares to be acquired (2,020,000 shares). The number of shares to be acquired and the aggregate acquisition price may change depending on the fluctuation in stock price of SK Telecom’s common shares

•	The maximum number of shares that may be ordered for purchase in any one day is 202,000 shares, which is calculated according to the method below.

ø Calculation basis: the lesser of (1) and (2) below.

(1)	1% of total issued shares: 807,457 shares

(2)	The greater of (a) and (b) below: 140,000 shares

•	(a) 10% of the total number of shares to be acquired: 140,000 shares

•	(b) 25% of the daily average trading volume of SK Telecom’s common stock during the one month period before the Board of Directors’ meeting: 74,432 shares

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Yong Hwan Lee
(Signature)
Name:	Yong Hwan Lee
Title:	Senior Vice President

Date: September 24, 2015